Nicole Brookshire	Via EDGAR
+1 212 479 6157
nbrookshire@cooley.com

April 19, 2021

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn
Craig Wilson
Matthew Derby
Jan Woo

Re:	Sprinklr, Inc.
Draft Registration Statement on Form S-1
Submitted March 12, 2021
CIK 0001569345

Ladies and Gentlemen:

On behalf of Sprinklr, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on March 12, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted on March 12, 2021

Prospectus Summary, page 1

1.

You state that you have a “Proven ROI of more than 5.0x...” and that your platform has “over 80% accuracy.” Please provide the basis for these statements and additional context regarding these statistics. For example, explain whether the 5.0x ROI is based on all money spent by your customers,

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April 19, 2021

Page Two

or only for customers on certain aspects of your platform.

In response to the Staff’s comment, the Company has removed these statements from pages 6 and 102 of DRS Amendment No. 1.

Overview, page 2

2.	Where you present a non-GAAP net operating loss insure that you provide the most directly comparable GAAP measure with equal or greater prominence. We refer you to Regulation S-K, Item 10(e)(1)(i).

In response to the Staff’s comment, the Company has revised the non-GAAP disclosure throughout the DRS Amendment No. 1 to include the most directly comparable GAAP measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

3.

For each period presented, please disclose the percentage of revenue that is generated by your large customers, which you define as customers with greater than or equal to $1.0 million in subscription revenue on a training 12 month basis, to provide appropriate context regarding the change is large customers. Further, clarify the significance of the customers you reference on page 112. For example, explain whether the 71 customers out of the top 100 companies on the Forbes 2020 World’s Most Valuable Brands List are all large customers that generate at least $1.0 million in subscription revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 76 and 115 of DRS Amendment No. 1 to note the percentage of revenue generated by its large customers for fiscal years 2021 and 2020.

The Company respectfully advises the Staff that the Forbes 2020 World’s Most Valuable Brands list statistics are intended as an illustration of the Company’s ability to attract large global enterprises to its CXM platform, as these enterprises are the Company’s target customers. The Company considers the brands referenced on page 115 of DRS Amendment No. 1 to be the world’s most valuable brands. These brands represent the highest level of enterprise customers to which the Company aspires to sell, given their global scale and number of subsidiary brands. The Company respectfully advises the Staff that not all of the 71 customers out of the top 100 brands on the Forbes 2020 World’s Most Valuable Brands List are large customers using our definition of large customers on page 76 of the DRS Amendment No.1. The Company has revised the disclosure on page 115 of DRS Amendment No. 1 to clarify the import of the Forbes 2020 World’s Most Valuable Brands list.

4.

Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss any material trends related to your two largest products, Modern Sales & Engagement and Modern Research and Insights, and any fluctuations in revenue. Also, discuss any trends and/or uncertainties related to the three market segments, Global Strategic Accounts, Large Enterprise Accounts and Enterprise Accounts. For further guidance, please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

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April 19, 2021

Page Three

In response to the Staff’s comment, the Company respectfully advises the Staff that there are no material trends or uncertainties related to its two largest products, Modern Sales & Engagement and Modern Research and Insights, that are not discussed in relation to the Company’s entire product line in the section titled “Comparison of Fiscal Years Ended January 31, 2020 and 2021.”

In addition, the Company has revised the disclosure on page 77 of DRS Amendment No. 1 to enhance the discussion of the material challenges and risks focused on by the Company’s management with respect to the “Key Factors Affecting Our Performance,” which discuss the opportunities and factors that are crucial to the Company’s ongoing success and financial performance.

Expand Sales to Existing Customers, page 76

5.

We note your disclosure that the net dollar expansion rate captures customer renewals, expansion, contraction and churn. Please tell us if any of those underlying metrics are key metrics relied upon by management to evaluate the business. If so, provide a discussion of each metric and include quantified disclosure for each metric for each period presented.

The Company acknowledges the Staff’s comment and advises the Staff that management does not use the metrics noted above in managing the business, such as deciding where to make investments, evaluating operating expense levels and in other day-to-day business decisions. Accordingly, the Company does not view any particular measure of the retention, contraction or expansion of its installed base of customers as a key indicator of its operating performance from quarter to quarter.

6.

In your definition of customer, you include customers with which you are negotiating a renewal contract. To the extent the number of customers currently in negotiations is significant to this metric, please tell us when contract renewals typically occur (i.e., before or after the expiration of the existing contract), whether the customer agreements have renewal periods or automatic renewals, and at which point an entity would no longer be considered a customer during the negotiation period.

In response to the Staff’s comment, the Company respectfully advises the Staff that contracts in the process of being renewed during the relevant calculation periods are immaterial to the periods presented.

7.

You state that the net dollar expansion rate was greater than a certain percentage in the last eight quarters. Please specify the net dollar-based retention rate for each quarter and discuss any material trends over that period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 114 of DRS Amendment No. 1.

Business Overview, page 93

8.

Please disclose the material facts and underlying assumptions that support your internal estimate that your total addressable market will be approximately than $49 billion in 2021 and revise to include a discussion regarding the market in which you operate.

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April 19, 2021

Page Four

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of DRS Amendment No. 1 to add the disclosure from page 99 of the DRS relating to the Company’s estimate of its total addressable market. The Company respectfully advises the Staff that it has discussed the market in which it operates throughout the DRS, including, for example, on page 76 of the DRS.

Our Artificial Intelligence, page 99

9.

You state that your “platform ingests, processes and analyzes consumer data and behavior from the one of the largest publicly available datasets, with over 500 million data points accessed and ingested monthly.” Please revise to provide additional disclosure regarding this publicly available dataset including the material terms of any agreements to access the data, and any limitations on use.

The Company respectfully advises the Staff that it has access to the datasets referenced on page 100 of the DRS through ordinary course contracts with such third-party data providers. The Company has revised the disclosure on page 28 of the DRS Amendment No. 1 to provide further information regarding these arrangements.

Customer Success, page 114

10.

It appears that the Customer Happiness Index, Customer Delight Assurance Program, Employee Happiness Index and Product Happiness Index are measures used by management. To the extent material, please revise to provide a discussion regarding how those measures are utilized and the specifics of how each measure is calculated.

In response to the Staff’s comment, the Company respectfully advises the Staff that the indices noted above are not a material measure by which the Company evaluates its own performance or compensates its employees. The purpose of such indices is to provide an illustrative, subjective gauge of ongoing engagement with both employees and customers. These measures are intended to serve as an opportunity for continued engagement with both our customers and employees rather than a measure of the Company’s ongoing performance.

In addition, the Company has revised the disclosure on pages 117 and 121 of DRS Amendment No. 1 to reflect the explanation above.

Culture and Employees, page 117

11.

We note that as of January 31, 2021, you had 1,435 employees outside the United States compared to 725 who are based in the United States even though you generate the majority of your revenues from customers in the United States. To the extent you have a material concentration of employees in any one country, please discuss.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of DRS Amendment No. 1 to note the material international locations of its employees.

Principal Stockholders, page 145

12.	Please revise the footnotes to identify the natural persons with voting and/or investment control over the beneficial owners listed in the table. Refer to Item 403 of Regulation S- K.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

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April 19, 2021

Page Five

In response to the Staff’s comment, the Company respectfully advises the Staff that it will include footnotes to identify the natural persons with voting and/or investment control over the beneficial owners listed in the table in a future amendment to the DRS.

Financial Statements

Costs to Obtain Customer Contracts, page F-16

13.

Tell us and disclose whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Refer to ASC 340-40-35-1 and 50-2.

In response to the Staff’s comment, the Company respectfully advises the Staff that sales commissions paid for renewals are not commensurate with commissions paid on the initial contract given the substantive difference in commission rates in proportion to their respective contract values.

The Company has revised the disclosure on page F-17 of DRS Amendment No. 1 to include this explanation.

Note 3. Revenue Recognition

Contracts with Multiple Performance Obligations, page F-16

14.

We note you identify the factors that you consider in evaluating the best estimate of standalone selling price. Please expand your disclosure to clarify the approach that you use to estimate standalone selling price. Refer to ASC 606-10-32-31 through 32-35

In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of DRS Amendment No. 1.

Note 10. Stock-based Compensation

Determining Fair Value of Stock Options, page F-25

15.

As a significant assumption, please disclose the fair value of your shares of common stock used as the input in the determination of the fair value of your stock options for each period presented. Please refer to ASC 718-10-50-2(f)(2).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-32 and F-33 of DRS Amendment No. 1.

Note 13. Geographic Information, page F-31

16.	Please disclose the amount of long-lived assets located in the United States. Refer to ASC 280-10-50-41.b.

In response to the Staff’s comment, the Company has revised the disclosure on page F-41 of DRS Amendment No. 1.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

April 19, 2021

Page Six

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.

*            *             *

Please contact me at (212) 479-6157, Joshua Kaufman at (212) 479-6495 or Jaime Chase at (202) 728-7096 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Ragy Thomas, Sprinklr, Inc.
Chris Lynch, Sprinklr, Inc.
Dan Haley, Sprinklr, Inc.
Joshua A. Kaufman, Cooley LLP
Jaime Chase, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com